Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2024 and 2023 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
	2024	2023
	$ millions
Current assets
Cash and cash equivalents	677	697
Short-term deposits and restricted cash	1	1
Trade receivables	67	68
Short-term derivative instruments	4	3
Other investments	192	216
Other current assets	102	111
Total current assets	1,043	1,096
Non-current assets
Investment in ZIM (associated company)	-	-
Investment in OPC’s associated companies	700	703
Long-term restricted cash	16	16
Long-term derivative instruments	16	14
Deferred taxes, net	9	16
Property, plant and equipment, net	1,731	1,715
Intangible assets, net	311	321
Long-term prepaid expenses and other non-current assets	56	52
Right-of-use assets, net	171	175
Total non-current assets	3,010	3,012
Total assets	4,053	4,108
Current liabilities
Current maturities of loans from banks and others	107	170
Trade and other payables	179	182
Dividend payable	201	-
Short-term derivative instruments	2	2
Current maturities of lease liabilities	7	5
Total current liabilities	496	359
Non-current liabilities
Long-term loans from banks and others	907	906
Debentures	474	454
Deferred taxes, net	132	137
Other non-current liabilities	113	110
Long-term derivative instruments	13	16
Long-term lease liabilities	55	56
Total non-current liabilities	1,694	1,679
Total liabilities	2,190	2,038
Equity
Share capital	50	50
Translation reserve	(5)	(4)
Capital reserve	66	70
Accumulated profit	895	1,087
Equity attributable to owners of the Company	1,006	1,203
Non-controlling interests	857	867
Total equity	1,863	2,070
Total liabilities and equity	4,053	4,108

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2024	2023
	$ millions
Revenue	174	147
Cost of sales and services (excluding depreciation and amortization)	(117)	(103)
Depreciation and amortization	(20)	(14)
Gross profit	37	30
Selling, general and administrative expenses	(23)	(23)
Other expenses, net	(8)	-
Operating profit	6	7
Financing expenses	(21)	(14)
Financing income	12	13
Financing expenses, net	(9)	(1)
Share in profit/(losses) of associated companies, net
- ZIM	-	(12)
- OPC’s associated companies	20	24
Profit before income taxes	17	18
Income tax expense	(7)	(13)
Profit for the period	10	5
Attributable to:
Kenon’s shareholders	8	(8)
Non-controlling interests	2	13
Profit for the period	10	5

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	0.15	(0.14)

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2024	2023
	$ millions
Cash flows from operating activities
Profit for the period	10	5
Adjustments:
Depreciation and amortization	22	15
Financing expenses, net	9	1
Share in profit of associated companies, net	(20)	(12)
Share-based payments	2	3
Other expenses, net	15	-
Income tax expense	7	13
	45	25
Change in trade and other receivables	11	26
Change in trade and other payables	9	(25)
Cash generated from operating activities	65	26
Dividend received from associate companies, net	5	-
Net cash provided by operating activities	70	26

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the three months ended March 31,
	2024	2023
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(1)	39
Short-term collaterals deposits, net	3	20
Investment in associated companies, less cash acquired	(3)	(1)
Acquisition of subsidiary, less cash acquired	-	(75)
Acquisition of property, plant and equipment	(69)	(53)
Acquisition of intangible assets	-	(4)
Proceeds from distribution from associated company	-	2
Proceeds from sale of other investments	27	90
Purchase of other investments	-	(50)
Long-term advance deposits and prepaid expenses	-	(6)
Interest received	8	5
Proceeds from transactions in derivatives, net	-	2
Net cash used in investing activities	(35)	(31)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(48)	(106)
Investments of holders of non-controlling interests in the capital of a subsidiary	-	129
Investment of non-controlling interest in subsidiary	-	45
Proceeds from issuance of debentures, less issuance expenses	52	-
Proceeds from long-term loans	13	162
Proceeds from derivative financial instruments, net	1	-
Costs paid in advance in respect of taking out of loans	-	(1)
Repayment of short-term loans	(55)	-
Interest paid	(19)	(9)
Net cash (used in)/provided by financing activities	(56)	220

(Decrease)/increase in cash and cash equivalents	(21)	215
Cash and cash equivalents at beginning of the year	697	535
Effect of exchange rate fluctuations on balances of cash and cash equivalents	1	-
Cash and cash equivalents at end of the period	677	750

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the three months ended March 31, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
$ millions
Revenue	145	29	-	-	174
Depreciation and amortization	(16)	(6)	-	-	22
Financing income	3	1	-	8	12
Financing expenses	(15)	(6)	-	-	(21)
Share in profit of associated companies	-	20	-	-	20
Profit before taxes	4	7	-	6	17
Income tax expense	(6)	(1)	-	-	(7)
(Loss)/profit for the period	(2)	6	-	6	10

	For the three months ended March 31, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
$ millions
Revenue	131	16	-	-	147
Depreciation and amortization	(12)	(3)	-	-	(15)
Financing income	6	1	-	6	13
Financing expenses	(10)	(2)	-	(2)	(14)
Share in profit of associated companies	-	24	(12)	-	12
Profit/(loss) before taxes	14	14	(12)	2	18
Income tax expense	(2)	(4)	-	(7)	(13)
Profit/(loss) for the period	12	10	(12)	(5)	5

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2024	2023
	$ millions
Revenue	174	147
Cost of sales (excluding depreciation and amortization)	(117)	(103)
Depreciation and amortization	(20)	(14)
Gross profit	37	30
Selling, general and administrative expenses	(21)	(21)
Other expenses, net	(8)	-
Operating profit	8	9
Financing expenses	(21)	(12)
Financing income	4	7
Financing expenses, net	(17)	(5)
Share in profit of associated companies, net	20	24
Profit before income taxes	11	28
Income tax expense	(7)	(6)
Profit for the period	4	22

Attributable to:
Equity holders of the company	5	18
Non-controlling interest	(1)	4
Profit for the period	4	22

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the three months ended March 31,
	2024	2023
	$ millions
Cash flows provided by operating activities	72	28
Cash flows used in investing activities	(68)	(74)
Cash flows (used in)/provided by financing activities	(55)	221
(Decrease)/increase in cash and cash equivalents	(51)	175
Cash and cash equivalents at end of the period	228	416

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	March 31, 2024	December 31, 2023
	$ millions
Total financial liabilities[1]	1,488	1,530
Total monetary assets[2]	244	278
Investment in associated companies	700	703
Total equity attributable to the owners	1,056	1,061
Total assets	3,418	3,479

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA (including share of EBITDA of its associated companies) and non-IFRS reconciliation

This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of EBITDA of its associated companies, which are non-IFRS financial measures.

OPC’s EBITDA is defined for each period as net profit before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net and income tax expense. OPC’s Adjusted EBITDA is defined as net profit before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net, income tax expense, changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature, other income/(expenses) and share of changes in fair value of derivative financial instruments. EBITDA and Adjusted EBITDA are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of EBITDA of its associated companies provide useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit or losses to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended March 31,
	2024	2023
	$ millions
Profit for the period	4	22
Depreciation and amortization	22	15
Financing expenses, net	17	5
Share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net	30	27
Income tax expense	7	6
EBITDA	80	75
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	15	-
Adjusted EBITDA	95	75

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of March 31, 2024 and December 31, 2023 (in $ millions):

As at March 31, 2024	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	OPC-Gat	CPV Keenan	Others	Total

Debt (including accrued interest)	2	-	164	301	118	76	171	832
Cash and cash equivalents (including restricted cash used for debt service)	20	10	19	12	10	1	70	142
Derivative financial instruments for hedging principal and/or interest	-	-	11	-	-	5	2	18
Net debt*	(17)	(10)	134	289	108	70	100	674

As at December 31, 2023	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	OPC-Gat	CPV Keenan	Others	Total

Debt (including accrued interest)	56	-	177	306	120	79	161	899
Cash and cash equivalents (including restricted cash used for debt service)	44	2	27	26	3	-	93	195
Derivative financial instruments for hedging principal and/or interest	-	-	10	-	-	5	(1)	14
Net debt*	12	(2)	140	280	116	73	69	688

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA for each period as net profit/(loss) adjusted to exclude financial expenses/(income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains/(losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit/(loss) to Adjusted EBITDA for the periods presented(*).

	For the three months ended March 31,
	2024	2023
	$ millions
Profit/(loss) for the period	92	(58)
Depreciation and amortization	261	387
Financing expenses, net	70	51
Income tax expense/(benefits)	4	(7)
EBITDA	427	373

Adjusted EBITDA	427	373

* The table above may contain slight summation differences due to rounding.